Exhibit H(51)

EXECUTION VERSION

AMENDED AND RESTATED

Dynamic Cash Allocation Services Agreement

This Dynamic Cash Allocation Services Agreement (“Agreement”) dated as of August 28, 2018 and effective as of August 8, 2018 by and between State Street Bank and Trust Company (“State Street”) and each of the registered investment companies listed on Attachment C (each, a “Fund”) on behalf of their respective series, listed on Attachment C (each, a “Portfolio”).

WHEREAS, State Street and MassMutual Select Funds are parties to that certain Dynamic Cash Allocation Services Agreement (“Agreement”) dated as of February 9, 2018 and effective as of February 16, 2018 (the “Superseded Dynamic Cash Allocation Services Agreement”), and such parties are entering into this Agreement to amend and restate in its entirety the Dynamic Cash Allocation Services Agreement;

WHEREAS, certain Funds or Portfolios may invest in uncertificated shares of other registered investment companies or pooled investment vehicles (“Underlying Funds”) (such Fund or Portfolio, a “Fund of Funds”), and certain Portfolios may have multiple managers, each of which is responsible for managing a separate piece of the portfolio, or sleeve (such Portfolio, a “Multi-Managed Fund”);

WHEREAS, each Fund desires to retain State Street to furnish certain dynamic cash allocation services as further described herein; and

WHEREAS, State Street is willing to render such services, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

1.	Retention.

Each Fund hereby retains State Street to provide services detailed in Attachment A on the terms set forth in this Agreement (the “Services”) related to the allocation of shareholder subscriptions and redemptions and other cash movements, which may include (A) allocating such amounts among (i) the separate sleeves of any Multi-Managed Fund, and/or (ii) any Underlying Funds invested in by a Fund of Funds, and (B) for any Fund of Funds, the placement of trades directly with the Underlying Fund’s transfer agent or into the Underlying Funds via a third party trading partner and/or the NSCC. Attachment A may be updated by written agreement between the Fund and State Street.

A-1

2.	Duties of the Fund.

The allocation methodology set forth on Attachment A has been selected by each Fund and shall constitute a standing instruction until revoked, rescinded, or amended in writing by each Fund. Each Fund will provide State Street, in the form of Attachment B (as it may be amended from time to time), the names and signatures of authorized parties who may give notices or instructions under this Agreement and State Street is authorized and instructed to rely upon the information it receives from such authorized parties. Each Fund further authorizes and instructs State Street to accept instructions under this Agreement via e-mail from the authorized parties listed on Attachment B, provided that such authorized parties have established communication with State Street via Transport Layer Security.

3.	Limitation of Liability and Indemnification.

State Street shall provide the Services on an “AS IS” basis and shall have no responsibility or liability for the provision of the Services. Each Fund shall indemnify State Street and its affiliates from and against any Losses incurred or sustained by State Street in connection with the performance of its duties under this Agreement, except, in each case, to the extent such Losses result from State Street’s negligence or willful misconduct in the discharge of its duties under this Agreement. “Losses” means all Losses, damages, liabilities, claims, costs or out-of-pocket expenses (including reasonable attorneys’ fees). The indemnification obligations of this section shall survive termination of this Agreement.

In the event that State Street is held liable for any reason in connection with this Agreement, State Street’s cumulative liability for each calendar year with respect to the Services, regardless of the form of action or legal theory, shall be limited to its total annual compensation earned and fees payable hereunder during the calendar year with respect to the Services for any Losses suffered by the Fund.

State Street shall be responsible for the performance of only such duties as are set forth in this Agreement and shall have no responsibility for the actions or activities of any other party, including other service providers to the Funds, its Portfolios, its managers or its affiliates. State Street accepts no responsibility with respect to the allocation methodology selected by each Fund. None of State Street or its affiliates, nor their respective officers, directors, employees, representatives, agents or service providers make any express or implied warranties or representations with respect to the Services or otherwise. State Street has no investment discretion over any Fund assets and shall not be liable for any losses resulting from the exercise of such discretion or investment choices made by a Portfolio or its investment manager. Accordingly, each Fund hereby waives any and all claims, causes of action, suits, damages, expenses and liabilities of any kind or nature whatsoever, at law or in equity, which it may have or hold now or in the future, arising from or relating to, directly or indirectly, the Services. In no event shall State Street be liable for lost profits or lost revenues or any special, consequential, punitive, indirect or incidental damages of any kind whatsoever in connection with this Agreement or any activities hereunder regardless of whether such damages could have been foreseen or prevented by State Street.

A-2

Notwithstanding anything to the contrary in this Agreement, in no event shall a party to this Agreement be liable to the other party or any third party for losses resulting from (i) any acts of God, fires, floods, or other disturbances of nature, epidemics, strikes, riots, nationalization, expropriation, terrorism or insurrection, and (ii) other happenings or events beyond the reasonable control of the party affected.

In performing its duties hereunder, State Street will be entitled to receive and act upon the advice of independent counsel or auditors of its own selection, which may be counsel or auditors for a Fund, on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice.

Each Fund understands and acknowledges that the Services provided under this Agreement are distinct from the services provided under any other agreement between State Street Bank and Trust Company and such Fund, including any custody, fund accounting, fund administration or transfer agency and service agreements and, consequently, the terms of this Agreement rather than such other agreements shall govern the delivery of the Services.

4.	Proprietary Information.

To the extent State Street develops Proprietary Information (as defined below), the Proprietary Information will be the sole property of State Street. Each Fund hereby agrees that it shall have no rights or interests with respect to all or any part of the Proprietary Information. Each Fund irrevocably assigns to State Street any right, title or interest that it has, or may be deemed to have, in the Proprietary Information. “Proprietary Information” means the non-public information produced by State Street, its agents or third party service providers that is disclosed to, made available to or learned by a Fund in connection with the Services, and Proprietary Information includes, without limitation, any technology, software, formulas, methodology, know-how, models, trade secrets, other business information, used, embodied or reflected in the Services.

A-3

5.	Use of Dynamic Cash Allocation Module.

Only with respect to Portfolios that will use the Dynamic Cash Allocation Module (as defined below), in order for State Street to provide each Portfolio with access to the Dynamic Cash Allocation Module, State Street has entered into a license with a third party vendor.  “Dynamic Cash Allocation Module” means the software application that a Portfolio would access through my.statestreet.com to perform the functions outlined in this Section 5. The license with the third party vendor imposes certain terms on State Street that State Street passes through to each Portfolio, and State Street can only provide access to the Dynamic Cash Allocation Module subject to the terms set forth in this Section 5.  Accordingly, notwithstanding anything set forth elsewhere in this Agreement, (i) each Portfolio shall have the right to use the Dynamic Cash Allocation Module solely for purposes of viewing, reporting, updating or approving profiles; (ii) Each Fund shall use reasonable efforts to cooperate with State Street to prevent unauthorized use or disclosure of any Third Party Vendor Information (defined below); and (iii) Each Fund shall notify State Street in a timely manner upon discovery of any unauthorized use or disclosure by any party of any Third Party Vendor Information. The term “Third Party Vendor Information” shall mean the software and/or any materials or other information relating to the software obtained by a Portfolio as a result of having been granted the ability to access the Dynamic Cash Allocation Module in whatever form or media, including without limitation forms, documents, specifications, documentation, system designs, structures, flow charts data, Data Structures, screens and file formats and layouts, algorithms, and code pertaining to the software. “Data Structures” means one or more ways of storing and organizing data in a computer so that such computer is able to efficiently retrieve and store data in its memory specified as an address that can then be manipulated by procedures within the software.

6.	Fees and Expenses.

State Street shall be entitled to reasonable compensation for its services and expenses, as agreed upon from time to time between the parties in a separate written fee schedule.

7.	Termination of the Agreement.

The term of this Agreement with respect to a Fund shall be the term of the contract under which State Street Bank and Trust Company serves as custodian and fund accounting agent or/and transfer agent for such Fund. In addition, each party may terminate the Services provided hereunder upon thirty (30) days prior written notice to the other party; and further State Street may terminate the Services provided hereunder at any time in the event it ceases to provide the Services generally or if State Street reasonably believes that continuing to provide the Services would constitute a breach of any agreement to which State Street is a party or any law, rule, regulation or directive of any regulatory authority.

8.	Miscellaneous.

(a)	Any notice or other instrument authorized or required by this Agreement to be given in writing to a Fund or State Street shall be sufficiently given if addressed to that party and received by it at its office set forth below or at such other place as it may from time to time designate in writing.

A-4

To a Fund:

Registered Investment Company

100 Bright Meadow Blvd.

Enfield, CT 06082

Attn: Renee Hitchcock

with a copy to:

Registered Investment Company

100 Bright Meadow Blvd.

Enfield, CT 06082

Attn: Law Department

To State Street:

State Street Bank and Trust Company

Attention: Joshua Lovell, Senior Vice President

1 Iron Street

Boston, MA 02110

with a copy to:

State Street Bank and Trust Company

Legal Division – Global Services Americas

One Lincoln Street

Boston, MA 02111

Attention: Senior Vice President and Senior Managing Counsel

(b)	This Agreement shall extend to and shall be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable without the written consent of the other party.

(c)	This Agreement may not be assigned by (a) the Fund without the written consent of State Street or (b) State Street without the written consent of the Fund, except that either party may assign this Agreement to a successor of all or a substantial portion of its business, or to an affiliate.

(d)	State Street shall retain the right to employ agents, subcontractors, consultants and other third parties, including, without limitation, affiliates (each, a “Delegate” and collectively, the “Delegates”) to provide or assist it in the provision of any part of the services stated herein or the discharge of any other obligations or duties under this Agreement without the consent or approval of the Fund. State Street shall be responsible for the acts and omissions of any such Delegate so employed as if State Street had committed such acts and omissions itself. State Street shall be responsible for the compensation of its Delegates.

A-5

(e)	This Agreement shall be construed in accordance with the laws of The Commonwealth of Massachusetts, without regard to its conflict of laws provisions.

(f)	The parties hereto agree that any action or proceeding arising directly, indirectly, or otherwise in connection with, out of, related to, or from this Agreement, any breach hereof, or any transaction covered hereby, shall be resolved within The Commonwealth of Massachusetts. Accordingly, the parties consent and submit to the jurisdiction of the courts of The Commonwealth of Massachusetts. The parties further agree that any such action or proceeding brought by either party to enforce any right, assert any claim, or obtain any relief whatsoever in connection with this Agreement shall be brought by such party exclusively in the federal or state courts of The Commonwealth of Massachusetts.

(g)	This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and which collectively shall be deemed to constitute only one instrument. Counterparts may be executed in either original or electronically transmitted form (e.g., faxes or emailed portable document format (PDF) form), and the parties hereby adopt as original any signatures received in electronically transmitted form.

(h)	The captions of this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(i)	If any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions and portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

(j)	This Agreement is not intended to and shall not convey any rights to persons not a party to this Agreement.

9.	Confidentiality.

All information provided under this Agreement by a party (the “Disclosing Party”) to the other party (the “Receiving Party”) regarding the Disclosing Party’s business and operations shall be treated as confidential. Subject to Section 9 below, all confidential information provided under this Agreement by the Disclosing Party shall be used, including disclosure to third parties, by the Receiving Party, or its agents or service providers, solely for the purpose of performing or receiving the services and discharging the Receiving Party’s other obligations under the Agreement or managing the business of the Receiving Party and its affiliates, including financial and operational management and reporting, risk management, legal and regulatory compliance and client service management. The foregoing shall not be applicable to any information (a) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (b) that is independently derived by the Receiving Party without the use of any information provided by the Disclosing Party in connection with this Agreement, (c) that is disclosed to comply with any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, (d) that is disclosed as required by operation of law or regulation or as required to comply with the requirements of any market infrastructure that the Disclosing Party or its agents direct State Street or its affiliates to employ (or which is required in connection with the holding or settlement of instruments included in the assets subject to this Agreement), or (e) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

A-6

10.	Use of Data

(a)       In connection with the provision of the services and the discharge of its other obligations under this Agreement, State Street (which term for purposes of this Section 6 includes each of its parent company, branches and affiliates (“Affiliates”)) may collect and store information regarding the Fund and share such information with its Affiliates, agents and service providers in order and to the extent reasonably necessary (i) to carry out the provision of services contemplated under this Agreement and other agreements between the Fund and State Street or any of its Affiliates and (ii) to carry out management of its businesses, including, but not limited to, financial and operational management and reporting, risk management, legal and regulatory compliance and client service management.

(b)       Subject to paragraph (c) below, State Street and/or its Affiliates (except those Affiliates or business divisions principally engaged in the business of asset management) may use any data or other information (“Data”) obtained by such entities in the performance of their services under this Agreement or any other agreement between the Fund and State Street or one of its Affiliates, including Data regarding transactions and portfolio holdings relating to the Fund, and publish, sell, distribute or otherwise commercialize the Data; provided that, unless the Fund otherwise consents, Data is combined or aggregated with information relating to (i) other customers of State Street and/or its Affiliates or (ii) information derived from other sources, in each case such that any published information will be displayed in a manner designed to prevent attribution to or identification of such Data with the Fund. The Fund agrees that State Street and/or its Affiliates may seek to profit and realize economic benefit from the commercialization and use of the Data, that such benefit will constitute part of State Street’s compensation for services under this Agreement or such other agreement, and State Street and/or its Affiliates shall be entitled to retain and not be required to disclose the amount of such economic benefit and profit to the Fund.

(c)       Except as expressly contemplated by this Agreement, nothing in this Section 10 shall limit the confidentiality and data-protection obligations of State Street and its Affiliates under this Agreement and applicable law. State Street shall cause any Affiliate, agent or service provider to which it has disclosed Data pursuant to this Section 6 to comply at all times with confidentiality and data-protection obligations as if it were a party to this Agreement.

A-7

11.	Amendments; No Waivers.

(a) This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the parties. Any provision hereof may be waived but only in writing signed by the party against whom such waiver is sought to be enforced.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights and remedies provided by law.

12.	Additional Funds.

In the event that any registered investment companies in addition to those listed on Attachment C hereto desires to have State Street render services under the terms hereof. It shall so notify the State Street in writing, and if the State Street agrees in writing to provide such services, such registered investment companies shall become a Fund hereunder and be bound by all terms and conditions and provisions hereof.

13.	Additional Portfolios.

In the event that any Fund establishes one or more series of shares in addition to those set forth on Attachment C hereto with respect to which it desires to have the State Street render services under the terms hereof, it shall so notify the State Street in writing, and if the State Street agrees in writing to provide such services, such series of shares shall become a Portfolio hereunder.

14.	Miscellaneous.

This Agreement supersedes and terminates, as of the date hereof, that certain Dynamic Cash Allocation Services Agreement between State Street and MassMutual Select Funds dated as of February 9, 2018 and effective as of February 16, 2018.

[Remainder of page intentionally left blank]

A-8

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be executed in its name and on its behalf by a duly authorized officer as of the date set forth above.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Andrew Erickson
Name:	Andrew Erickson
Title:	Executive Vice President

MASSMUTUAL SELECT FUNDS

on behalf of its series listed on Attachment C

By:	/s/ Renee Hitchcock
Name:	Renee Hitchcock
Title:	CFO and Treasurer

MML SERIES INVESTMENT FUND

on behalf of its series listed on Attachment C

By:	/s/ Renee Hitchcock
Name:	Renee Hitchcock
Title:	CFO and Treasurer

A-9

Attachment A

The following Asset Allocation Methodologies are to be provided as part of the Services:

Asset Allocation Methodologies:

•	Static - This method uses the predetermined fixed allocation percentages for Underlying Funds that have been previously communicated to State Street by the Fund and calculates an applicable allocation dollar amount for each Underlying Fund based on that applicable percentage.
•	Soft-Target Rebalance - This method uses the predetermined allocation percentages for Underlying Funds previously communicated to State Street by the Fund and compares the then-current market value for each Underlying Fund to identify the under-weighted or over-weighted Underlying Fund’s holdings. Available cash is then allocated by State Street proportionately to each Underlying Fund to bring each Underlying Fund’s holdings closer to its target allocation percentage.
•	Soft-Target Rebalance Out of Variance - Under this method, cash is allocated first to the Underlying Fund with the greatest variance from its target allocation percentage. Once the Underlying Fund with the greatest variance is brought to its target allocation percentage, any remaining cash is allocated by State Street to the Underlying Fund with the second greatest variance from its target allocation percentage, and so on.
•	Existing Ratio - This method uses the current market value of each Underlying Fund to calculate the allocation amount for each Underlying Fund based on its current percentage allocation weighting. Available cash is then allocated by State Street pursuant to the calculation described in the preceding sentence.
•	Hard Rebalance - With this method, rebalancing is performed by State Street to bring the Underlying Fund’s holdings to their respective target percentages. Optional thresholds can be applied to limit the rebalance trades to Underlying t Funds that are outside of a stated threshold. The cash movement for the hard rebalance nets to zero, and this method can be scheduled or performed on an ad hoc basis.

State Street Procedures on Trade Date (“T”) and Trade Date +1 (“T+1”):

State Street shall apply Allocation Instructions (as defined below) only in accordance with the procedures outlined below.

At NAV Funds (i.e. Mutual Funds):

•	On T+1, the Fund’s transfer agent sends an automated net capital stock file to the custodian for trades deemed by the Fund to have been received by it on T.

A-10

•	The capital stock file must be received by the Fund’s custodian, in good order, by 5AM ET for same day allocation trade placement to outside Underlying Funds via the NSCC. Should the NSCC become unavailable, State Street will employ contingency procedures to place trades with outside Underlying Funds. If trades cannot be placed by the outside Underlying Fund’s deadline to obtain the prior day’s NAV, the trades will be placed using the next available NAV.
•	On T+1, State Street applies the Original Allocation Ratio (as defined below) to the capital stock file and sends trades to the Fund’s transfer agent.

Changes to Allocation Percentages:

•	The Fund will provide to State Street an instruction containing the applicable allocation percentages for the allocation of assets to each Underlying Fund (the “Original Allocation Ratio”). From time to time, the Fund may send instructions (“Allocation Instructions”) to State Street to revise or cancel a previously provided instruction (the “Revised Allocation Ratio”).
•	Under the Existing Ratio Allocation, the Fund’s instruction to State Street shall come in the form of a rebalancing trade to increase or decrease the Fund’s holdings in a Underlying Fund.
•	For the avoidance of market timing, the deadline for receiving profile changes effecting any applicable trade date will be before 4pm ET (market close) of that trade date. The Fund will provide a 48 hours’ notice, in advance of the trade date, which will allow State Street to make the appropriate profile changes and for the Fund to approve the profile prior to implementation. To clarify the terms used in reference to timing, State Street will process allocations and trades on a T+1 basis. Accordingly, the “effective date” of a profile is equal to trade date plus 1 business day.

A-11

Attachment B

[Authorized Persons for each fund]

A-12

Attachment C

List of Funds

August 8, 2018

MassMutual select funds

MassMutual Select T. Rowe Price Retirement Balanced Fund

MassMutual Select T. Rowe Price Retirement 2005 Fund

MassMutual Select T. Rowe Price Retirement 2010 Fund

MassMutual Select T. Rowe Price Retirement 2015 Fund

MassMutual Select T. Rowe Price Retirement 2020 Fund

MassMutual Select T. Rowe Price Retirement 2025 Fund

MassMutual Select T. Rowe Price Retirement 2030 Fund

MassMutual Select T. Rowe Price Retirement 2035 Fund

MassMutual Select T. Rowe Price Retirement 2040 Fund

MassMutual Select T. Rowe Price Retirement 2045 Fund

MassMutual Select T. Rowe Price Retirement 2050 Fund

MassMutual Select T. Rowe Price Retirement 2055 Fund

MassMutual Select T. Rowe Price Retirement 2060 Fund

MassMutual RetireSMARTSM Conservative Fund

MassMutual RetireSMARTSM Moderate Fund

MassMutual RetireSMARTSM Moderate Growth Fund

MassMutual RetireSMARTSM Growth Fund

MassMutual RetireSMARTSM In Retirement Fund

A-13

MassMutual RetireSMARTSM 2010 Fund

MassMutual RetireSMARTSM 2015 Fund

MassMutual RetireSMARTSM 2020 Fund

MassMutual RetireSMARTSM 2025 Fund

MassMutual RetireSMARTSM 2030 Fund

MassMutual RetireSMARTSM 2035 Fund

MassMutual RetireSMARTSM 2040 Fund

MassMutual RetireSMARTSM 2045 Fund

MassMutual RetireSMARTSM 2050 Fund

MassMutual RetireSMARTSM 2055 Fund

MassMutual RetireSMARTSM 2060 Fund

MML SERIES INVESTMENT FUND

MML Conservative Allocation Fund

MML Balanced Allocation Fund

MML Moderate Allocation Fund

MML Growth Allocation Fund

MML Aggressive Allocation Fund

A-14